Exhibit 99.8

EF001

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.
Cash Dividend Announcement for Equity Issuer
Issuer name	Noah Holdings Private Wealth and Asset Management Limited
Stock code	06686
Multi-counter stock code and currency	Not applicable
Other related stock code(s) and name(s)	Not applicable
Title of announcement	FINAL DIVIDEND FOR THE YEAR ENDED DECEMBER 31, 2024 (UPDATED)
Announcement date	24 April 2025
Status	Update to previous announcement
Reason for the update / change	Updates on amount per share in which the final dividend will be paid.

As of the date of the annual results announcement of the Company in relation to the distribution of final dividend (i.e. March 26, 2025), the total shares in issue of the Company (excluding the treasury shares) was 332,089,849 Shares. Due to the share repurchase and issue of shares pursuant to vesting of restricted share units granted under the 2022 Share Incentive Plan thereafter, the total shares in issue of the Company (excluding the treasury shares) increased to 332,898,759 Shares as of the Latest Practicable Date of the circular of the Company in relation to the annual general meeting (i.e. April 16, 2025).

The Company intends to maintain the total distribution amount of the final dividend (i.e. RMB275.0 million) unchanged and adjust the distribution ratio per share from RMB0.828 per share (tax inclusive) to RMB0.826 per share (tax inclusive).
Information relating to the dividend
Dividend type	Final
Dividend nature	Ordinary
For the financial year end	31 December 2024
Reporting period end for the dividend declared	31 December 2024
Dividend declared	RMB 0.826 per share
Date of shareholders' approval	12 June 2025
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	HKD amount to be announced
Exchange rate	To be announced
Ex-dividend date	To be announced
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	To be announced
Book close period	Not applicable
Record date	To be announced
Payment date	To be announced

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EF001

Computershare Hong Kong Investor Services Limited
Share registrar and its address	Shops 1712-1716 17/F, Hopewell Center 183 Queen’s Road East Wan Chai Hong Kong
Information relating to withholding tax
Details of withholding tax applied to the dividend declared	Not applicable
Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
Other information	Not applicable
Directors of the issuer
As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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